Exhibit m(iii) under Form N-1A
Exhibit 1 under Item 601/Reg. S-K

EXHIBIT I
to the
Distribution Plan

FEDERATED MUNICIPAL SECURITIES INCOME TRUST:

Federated Ohio Municipal Income Fund

Class A Shares

This Exhibit to the Distribution Plan is adopted as of the 15th day of August, 2008, , by Federated Municipal Securities Income Trust with respect to the Class A Shares of the portfolio of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.05 of 1% of the average aggregate net asset value of the Class A Shares of the portfolio of the Trust set forth above held during the month.

Witness the due execution hereof this 1st day of September, 2008.

FEDERATED MUNICIPAL SECURITIES INCOME TRUST

By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President